UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                          Microtel International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    59514K209
                           --------------------------
                                 (CUSIP Number)


                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|_| Rule13d-1(b)
|X| Rule13d-1(c)
|_| Rule13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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-------------------                                                                        ------------------
CUSIP No. 59514K209                              SCHEDULE 13G                              Page 2 of 10 Pages
-------------------                                                                        ------------------


-------------- ----------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Alan S. MacKenzie, Jr.
-------------- ----------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a) |_|
                                                                                             (b) |_|
-------------- ----------------------------------------------------------------------------------------------
      3        SEC USE ONLY


-------------- ----------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
------------------------------------------ ---------- -------------------------------------------------------
                                               5      SOLE VOTING POWER

                NUMBER OF                             1,623,285 shares of Common Stock.  See Item 4.
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
                REPORTING
               PERSON WITH
------------------------------------------ ---------- -------------------------------------------------------
                                               6      SHARED VOTING POWER


------------------------------------------ ---------- -------------------------------------------------------
                                               7      SOLE DISPOSITIVE POWER

                                                      1,623,285 shares of Common Stock.  See Item 4.
------------------------------------------ ---------- -------------------------------------------------------
                                               8      SHARED DISPOSITIVE POWER


-------------- ----------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,623,285 shares of Common Stock.  See Item 4.
-------------- ----------------------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES *                                                                  [_]
-------------- ----------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.9% of shares of Common Stock.  See Item 4.
-------------- ----------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN
-------------- ----------------------------------------------------------------------------------------------



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-------------------                                                                        ------------------
CUSIP No. 59514K209                              SCHEDULE 13G                              Page 3 of 10 Pages
-------------------                                                                        ------------------



-------------- ----------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Joel S. Kraut
-------------- ----------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a) |_|
                                                                                             (b) |_|
-------------- ----------------------------------------------------------------------------------------------
      3        SEC USE ONLY


-------------- ----------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
------------------------------------------ ---------- -------------------------------------------------------
                                               5      SOLE VOTING POWER

                NUMBER OF                             1,615,785 shares of Common Stock.  See Item 4.
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
                REPORTING
               PERSON WITH
------------------------------------------ ---------- -------------------------------------------------------
                                               6      SHARED VOTING POWER


------------------------------------------ ---------- -------------------------------------------------------
                                               7      SOLE DISPOSITIVE POWER

                                                      1,615,785 shares of Common Stock.  See Item 4.
------------------------------------------ ---------- -------------------------------------------------------
                                               8      SHARED DISPOSITIVE POWER


-------------- ----------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,615,785 shares of Common Stock.  See Item 4.
-------------- ----------------------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                                                   [_]
-------------- ----------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.9% of shares of Common Stock.  See Item 4.
-------------- ----------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN
-------------- ----------------------------------------------------------------------------------------------





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
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-------------------                                                                        ------------------
CUSIP No. 59514K209                              SCHEDULE 13G                              Page 4 of 10 Pages
-------------------                                                                        ------------------


-------------- ----------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Orbit II Partners, L.P.
-------------- ----------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a) |_|
                                                                                             (b) |_|
-------------- ----------------------------------------------------------------------------------------------
      3        SEC USE ONLY


-------------- ----------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
------------------------------------------ ---------- -------------------------------------------------------
                                               5      SOLE VOTING POWER

                NUMBER OF                             1,615,785 shares of Common Stock.  See Item 4.
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
                REPORTING
               PERSON WITH
------------------------------------------ ---------- -------------------------------------------------------
                                               6      SHARED VOTING POWER


------------------------------------------ ---------- -------------------------------------------------------
                                               7      SOLE DISPOSITIVE POWER

                                                      1,615,785 shares of Common Stock.  See Item 4.
------------------------------------------ ---------- -------------------------------------------------------
                                               8      SHARED DISPOSITIVE POWER

-------------- ----------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,615,785 shares of Common Stock.  See Item 4.
-------------- ----------------------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                                                   [_]
-------------- ----------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.9% of shares of Common Stock.  See Item 4.
-------------- ----------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               PN
-------------- ----------------------------------------------------------------------------------------------


-------------------                                           ------------------
CUSIP No. 59514K209                 SCHEDULE 13G              Page 5 of 10 Pages
-------------------                                           ------------------


ITEM 1(a).     Name of Issuer:

               Microtel International, Inc.

ITEM 1(b).     Address of Issuer's Principal Executive Offices:

               9485 Haven Avenue
               Suite 100
               Rancho Cucamonga, CA 91730

ITEM 2(a).     Name of Person Filing:

               Alan S. MacKenzie, Jr., Joel S. Kraut and Orbit II Partners, L.P.

ITEM 2(b).     Address of Principal Business Office or, if None, Residence:

               The principal business address of each of Alan S. MacKenzie, Jr., Joel S. Kraut and Orbit II Partners, L.P. ("Orbit II") is:

               c/o Orbit II Partners, L.P.
               2 Rector Street
               16th Floor
               New York, New York  10006

ITEM 2(c).     Citizenship:

               Mr. MacKenzie and Mr. Kraut are United States citizens. Orbit II Partners, L.P. is a Delaware limited partnership. Messrs. MacKenzie and Kraut are each a Managing General Partner of Orbit II.

ITEM 2(d).     Title of Class of Securities:

               Common Stock, $.0033 par value per share (the "Common Stock").

ITEM 2(e).     CUSIP Number:

               59514K209

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)      |_|  Broker or Dealer registered under Section 15 of the Exchange
                    Act.

      (b)      |_|  Bank as defined in section 3(a)(6) of the Exchange Act.

      (c)      |_|  Insurance  Company as defined  in  section  3(a)(19)  of the
                    Exchange Act.

      (d)      |_|  Investment   Company  registered  under  section  8  of  the
                    Investment Company Act.

      (e)      |_|  An   investment    advisor   in    accordance    with   Rule
                    13d-1(b)(1)(ii)(E);

      (f)      |_|  An employee  benefit  plan or endowment  fund in  accordance with Rule 13d-1(b)(1)(ii)(F);

      (g)      |_|  A parent  holding  company or control  person in  accordance with Rule 13d-1(b)(1)(ii)(G);


      (h)      |_|  A savings  association  as defined  in  Section  3(b) of the
                    Federal Deposit Insurance Act;

      (i)      |_|  A church plan that is  excluded  from the  definition  of an investment company under section 3(c)(14) of the Investment Company Act;

      (j)      |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

-------------------                                           ------------------
CUSIP No. 59514K209              SCHEDULE 13G                 Page 6 of 10 Pages
-------------------                                           ------------------


ITEM 4.   Ownership.

     (a)  Amount Beneficially Owned:

          As of December 31, 2003, Orbit II owned 1,615,785 shares of Common Stock. Therefore, as of December 31, 2003, Orbit II beneficially owned 1,615,785 shares of Common Stock within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Each of Messrs. MacKenzie and Kraut is a Managing General Partner of Orbit II. Based upon the foregoing, as of December 31, 2003, Mr. Kraut beneficially owned 1,615,785 shares of Common Stock within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Additionally, as of December 31, 2003, Mr. MacKenzie individually owned 7,500 shares of Common Stock. Based upon the foregoing, as of December 31, 2003, Mr. MacKenzie beneficially owned 1,623,285 shares of Common Stock within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

     (b)  Percent of Class:

          As of December 31, 2003, each of Mr. Kraut and Orbit II was the beneficial owner of an aggregate of 1,615,785 shares of Common Stock, which constituted approximately 6.9% of the shares of Common Stock outstanding (based upon 23,433,250 shares of Common Stock outstanding as of November 10, 2003). As of December 31, 2003, Mr. MacKenzie was the beneficial owner of an aggregate of 1,623,285 shares of Common Stock, which constituted approximately 6.9% of the shares of Common Stock outstanding (based upon 23,433,250 shares of Common Stock outstanding as of November 10, 2003).

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or direct the vote:

               Each of Mr. Kraut and Orbit II had sole power to vote or direct the vote of 1,615,785 shares of Common Stock. Mr. MacKenzie had sole power to vote or direct the vote of 1,623,285 shares of Common Stock. See Item 4(a) above.

          (ii) Shared power to vote or direct the vote:

               Not Applicable.

          (iii)Sole power to dispose or to direct the disposition of:

               Each of Mr. Kraut and Orbit II had sole power to dispose or to direct the disposition of 1,615,785 shares of Common Stock. Mr. MacKenzie had sole power to dispose or to direct the disposition of 1,623,285 shares of Common Stock. See Item 4(a) above.

          (iv) Shared power to dispose or to direct the disposition of:

          Not Applicable.

ITEM 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

-------------------                                           ------------------
CUSIP No. 59514K209                 SCHEDULE 13G              Page 7 of 10 Pages
-------------------                                           ------------------


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

ITEM 8.   Identification and Classification of Members of the Group.

          Not Applicable.

ITEM 9.   Notice of Dissolution of Group.

          Not Applicable.

ITEM 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-------------------                                           ------------------
CUSIP No. 59514K209               SCHEDULE 13G                Page 8 of 10 Pages
-------------------                                           ------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        January 26, 2004
                                              ----------------------------------
                                                             (Date)


                                                     /s/ Alan S. MacKenzie, Jr.
                                              ----------------------------------
                                                           (Signature)

                                                      Alan S. MacKenzie, Jr.
                                              ----------------------------------
                                                             (Name)


                                                         January 26, 2004
                                              ----------------------------------
                                                             (Date)


                                                        /s/ Joel S. Kraut
                                              ----------------------------------
                                                           (Signature)


                                                          Joel S. Kraut
                                              ----------------------------------
                                                              (Name)


                                                        January 26, 2004
                                              ----------------------------------
                                                             (Date)


                                                      ORBIT II PARTNERS, L.P.


                                                    /s/ Alan S. MacKenzie, Jr.
                                              ----------------------------------
                                              Name:  Alan S. MacKenzie, Jr.
                                              Title: Managing General Partner

-------------------                                           ------------------
CUSIP No. 59514K209                  SCHEDULE 13G             Page 9 of 10 Pages
-------------------                                           ------------------


                                 EXHIBIT INDEX



                                                                   Sequentially Numbered Page
Exhibit No.                               Title:                   on Which Exhibit Begins
-----------              ----------------------------------        ---------------------------
    1.                   Joint Filing Agreement pursuant to                      10
                         Rule 13d-1(k)(1) under the
                         Securities Exchange Act of 1934, as
                         amended, among Alan S. MacKenzie,
                         Jr., Joel S. Kraut and Orbit II
                         Partners, L.P.




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-------------------                                          -------------------
CUSIP No. 59514K209                  SCHEDULE 13G            Page 10 of 10 Pages
-------------------                                          -------------------


                                    EXHIBIT 1

          Joint  Filing  Agreement   pursuant  to  Rule  13d-1(k)(1)  under  the
Securities Exchange Act of 1934, as amended.

          Each of the undersigned hereby agrees to be included in the filing of the Schedule 13G dated January 26, 2004 with respect to the issued and outstanding Common Stock of Microtel International, Inc. beneficially owned by each of the undersigned, respectively.

Dated: January 26, 2004


                                                /s/ Alan S. MacKenzie, Jr.
                                              ----------------------------------
                                              Alan S. MacKenzie, Jr.



                                                /s/ Joel S. Kraut
                                              ----------------------------------
                                              Joel S. Kraut



                                              ORBIT II PARTNERS, L. P.



                                                /s/ Alan S. MacKenzie, Jr.
                                              ----------------------------------
                                              Name:  Alan S. MacKenzie, Jr.
                                              Title: Managing General Partner